04010516

KB

04 MAR 11 AM 7:21

**Registration No. 4154**

82-4154

SUPPL

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|---|---|---|---|
| Komu *Attention* | ***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*** | tel.: fax: | 0012029429525 |
| Od *From* | **KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1** | tel.: fax: | +420222432005 +420224229483 |
| Kopie *cc* | | | |
| Datum *Date* | 10. 3. 2004 | | |
| Stran *Pages* | **2 (including this page)** | | |
| | Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call* | tel.: | +420222432005 |

Věc
*Subject*
Increasing share capital in subsidiaries

Dear Sirs,

We are sending you Notification on increasing share capital in subsidiaries.

Yours Sincerely,

Sylva Floríková
Director of Compliance

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Notification

Prague, 10th March 2004

Komerční banka, a. s., with its registered office at Prague 1, Na Příkopě 33/969, post code 114 07, registration No. 45317054, registered in the Register of Companies maintained with the Metropolitan Court in Prague, section B, insertion No. 1360 (hereinafter called "Komerční banka") announces that it has become a member of the company Franfinance Consumer Credit, s. r. o., with its registered office at Prague 4, Táborská 940/31, post code 140 16, registration No. 26764652, registered in the Register of Companies of the Metropolitan Court in Prague, section C, insertion No. 92169. The stake of Komerční banka, a. s., in the business amounts to 51%.

Komerční banka, a.s. increased share capital in Komerční pojišťovna, a.s., its 100% subsidiary, by subscription of new shares. Komerční banka, a.s. subscribed 560 shares in the nominal amount of CZK 100,000 and issue price of CZK 357,000 for one share.